Exhibit 99.1

FOR IMMEDIATE RELEASE

HANDY & HARMAN LTD. DEMANDS IMMEDIATE BOARD REPRESENTATION IN
WAKE OF ACCOUNTING FIASCO, LAWLER RESIGNATION AT
MODUSLINK GLOBAL SOLUTIONS, INC.

Calls Upon Board to Redeem Poison Pill

WHITE PLAINS, N.Y., June 20, 2012 /PRNewswire/ — Handy & Harman Ltd. (NASDAQ: HNH) (“HNH”), which together with certain affiliates owns approximately 14.9% of the outstanding shares of ModusLink Global Solutions, Inc. (NASDAQ: MLNK) (“ModusLink”), today issued a letter regarding ModusLink’s June 11, 2012 announcement that it will be restating its financial statements due to accounting improprieties and the resulting management shake-up that claimed the jobs of two of the top five executives, including Joseph Lawler, President and CEO.

In its letter, HNH called upon the ModusLink Board to take urgent action to protect stockholders’ interests by, among other things, (1) re-composing the audit committee, (2) immediately adding Warren Lichtenstein, Chairman and CEO of the general partner of Steel Partners Holdings L.P., a global diversified holding company, and Chairman of HNH, and Glen Kassan, Vice Chairman and CEO of HNH, as directors and audit committee members, (3) redeeming the poison pill, and (4) exploring a rights offering to all stockholders to raise needed capital. The letter further stated that HNH, Steel Partners Holdings L.P. and their affiliates are willing to commit to backstop this rights offering and have at their disposal a senior management team with substantial relevant industry experience ready, willing and able to step in, help ModusLink operate its business and employ the proceeds of a rights offering in an effort to maximize value for all stockholders, including the value of ModusLink’s NOLs.

The full text of the letter follows:

Board of Directors
ModusLink Global Solutions, Inc.
1601 Trapelo Road
Waltham, Massachusetts 02451

Gentlemen:

Handy & Harman Ltd. (“HNH”), together with certain affiliates (collectively, the “HNH Group” or “we”), owns an aggregate of 6,541,185 shares of Common Stock of ModusLink Global Solutions, Inc. (the “Company”), representing approximately 14.9% of the outstanding shares.  We are writing to express our extreme disappointment with the Company’s June 11, 2012 announcement of material accounting improprieties, which clearly demonstrates that the situation at the Company has become intolerable, bordering on catastrophic.

Let us recap recent events:

•
As a result of an SEC inquiry, the Company has discovered serious accounting deficiencies requiring it to restate its audited financial statements from fiscal 2009 through 2011, as well as the first two quarters of fiscal 2012 and its unaudited selected financial data for fiscal 2007 and 2008.  The resulting restatement is expected to negatively impact revenues (a reduction of at least $20 to $30 million is the Company’s current estimate) and further exacerbate net loss.  In addition, any corresponding liability to customers would directly and materially impact the Company’s already depleted cash position.

•
Two of the Company’s top five executives, including President and CEO Joseph C. Lawler, have evidently been forced out in the wake of this accounting fiasco.  Despite this, Mr. Lawler will receive a severance payment of $1,451,250 (one year’s base salary plus his 2012 target bonus) and accelerated vesting of up to 66,010 options and 38,923 shares of restricted stock.  William R. McLennan, President, Global Operations, will receive a severance payment of $450,000, equal to one year’s base salary.

•
The Company agreed to pay a total of $800,000 in retention bonuses to two other senior executives, who are directly responsible for the integrity of the Company’s financial statements and filings with the SEC — Steven G. Crane, Chief Financial Officer, and Peter L. Gray, Executive Vice President and General Counsel.  These retention bonuses come despite the fact that Messrs. Crane and Gray have been with the Company since 2007 and 1999, respectively.  Mr. Gray also received a promotion and a 30% raise!  We believe it is deplorable for the Company to continue to reward its senior executives for failure while stockholders are suffering as a direct result of egregious management lapses.

•
The Company has hired an executive recruiting firm to “assist in identifying qualified candidates” to replace Messrs. Lawler and McLennan.  We find the retention of this firm to be unnecessary and further evidence of the Board’s extremely poor planning for the business, given that the Board is well aware that the HNH Group and Steel Partners Holdings L.P. and its affiliates (the “SPH Group”) have available a team of highly-qualified professionals fully prepared to assume senior management positions and hit the ground running on day one.

•	The Company expects to report material weakness in its internal control over financial reporting.

•
The Company received notification from NASDAQ of its non-compliance with NASDAQ listing rules as a result of its failure to timely file its Form 10-Q for the period ended April 30, 2012.  The Company has 60 days to submit a plan to regain compliance.  If NASDAQ does not accept the Company’s plan, the Company’s common stock will be subject to delisting.

•	Following the Company’s June 11, 2012 announcement, the stock price plummeted nearly 35% from $4.26 to $2.78, a level not seen since 2009!

•
Against this backdrop, the Company has been conducting what appears to be an illusory strategic review process for the past seven months (and likely longer) with no tangible results, leaving stockholders to foot the bill for its highly paid legal and financial advisors.  Following this announcement, we certainly do not expect any positive developments to come out of this process for the foreseeable future.

In the past, we believe the Board has demonstrated an utter disregard for stockholder concerns, choosing instead to further entrench and insulate itself at the expense of stockholders.  It is now more critical than ever for the Company to take urgent action to protect stockholders’ rapidly deteriorating interests.  While we applaud the recent management changes (but not the corresponding severance packages), we believe it must be followed by immediate and meaningful changes to the Board, so that the Company does not force stockholders to endure a third consecutive and costly election contest at its next annual meeting.  Accordingly, we call upon the Board to take the following immediate action:

•	Re-compose the audit committee with qualified directors who can provide proper oversight of the Company’s financial reporting and internal controls.

•
Appoint (1) Warren Lichtenstein, Chairman of the Board and Chief Executive Officer of the general partner of Steel Partners Holdings L.P., a global diversified holding company, and Chairman of the Board of HNH, and (2) Glen Kassan, Vice Chairman and Chief Executive Officer of HNH, as directors of the Company and members of its audit committee (Steel Partners Holdings L.P. beneficially owns approximately 55% of HNH).  The HNH Group is the Company’s largest stockholder.  We believe stockholder representation is urgently required at this critical juncture and that Messrs. Lichtenstein’s and Kassan’s vast and successful business, operational and investment experience are ideally suited to address the Company’s pressing needs.

•	Redeem the poison pill so that stockholders willing to buy additional shares and support the floundering stock can do so, while preserving the Company’s NOLs.

•
Explore a rights offering to all existing stockholders to raise needed capital and shore up the Company’s cash position.  In our view, the Company needs to stop wasting money on entrenchment efforts and executive pay packages and obtain sensible equity financing to enable it to establish a profitable business, which is the only way the Company can utilize its most valuable asset — its NOLs.  The HNH Group and SPH Group are willing to commit to backstop this rights offering and have at their disposal a senior management team with substantial relevant industry experience ready, willing and able to step in, help the Company operate its business and employ the proceeds of this financing in an effort to maximize value for all stockholders, including the value of the Company’s NOLs.

Failure of the Board to take any or all of the above actions would clearly signify that the Board has not learned from its past mistakes, at a time when accountability and transparency to stockholders are of paramount importance.  If this were the case, we would be left with no choice but to take any and all action necessary to protect our significant investment in the Company.

We request your immediate response to the foregoing matters.  We look forward to working together constructively towards a more positive future for the Company and all its stockholders.

Sincerely,

HANDY & HARMAN LTD.

By:	/s/ Warren Lichtenstein
Name:	Warren Lichtenstein
Title:	Chairman of the Board

Our Company

Handy & Harman Ltd. is a diversified manufacturer of engineered niche industrial products with leading market positions in many of the markets it serves. Through its operating subsidiaries, HNH focuses on high margin products and innovative technology and serves customers across a wide range of end markets. HNH's diverse product offerings are marketed throughout the United States and internationally.

Our companies are organized into five businesses: Precious Metals, Tubing, Engineered Materials, Arlon, and Kasco.

We sell our products and services through direct sales forces, distributors and manufacturer's representatives. We serve a diverse customer base, including the construction, electronics, telecommunications, home appliance, transportation, utility, medical, semiconductor, aerospace, military electronics and automotive markets. Other markets served include blade products and repair services for the food industry.

We are based in White Plains, New York and our common stock is listed on the NASDAQ Capital Market under the symbol HNH.

CONTACT:

Handy & Harman Ltd.
Glen Kassan,
Chief Executive Officer
(212) 520-2304